LSB INDUSTRIES, INC.

3503 NW 63rd Street, Suite 500

Oklahoma City, OK 73116

November 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	LSB Industries, Inc.

Registration Statement on Form S-3 (File No. 333-261131)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LSB Industries, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on November 24, 2021, or as soon as possible thereafter. The Company hereby authorizes Craig Marcus of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please notify Craig Marcus of Ropes & Gray LLP, counsel to the Company, at (617) 951-7802 as soon as the registration statement has been declared effective.

[Signature page follows]

U.S Securities and Exchange Commission

Very truly yours,

LSB INDUSTRIES, INC.

By:	/s/ Michael J. Foster
Michael J. Foster
Executive Vice President, General Counsel and Secretary

[Signature Page to Acceleration Request Letter]